

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 17, 2017

Via E-mail
Pedro Gouveia Fernandes das Neves
Managing Director
Porto Holdco B.V.
Strawinskylaan 1209
1077 XX Amsterdam, the Netherlands

> **Re: Porto Holdco B.V.**
> **Registration Statement on Form S-4**
> **Filed December 19, 2016**
> **File No. 333-215162**

Dear Mr. Fernandes das Neves:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that, prior to the business combination, Pace intends to merge with New Pace and shareholders of Pace will receive shares in New Pace. Please tell us the exemption relied upon for this transaction or advise.

Explanatory Note

2.   We note your disclosure in the second bullet point regarding the purchase agreements to acquire Playa's preferred shares and the disclosure on page 23 regarding the amount to be

paid for each outstanding Playa preferred share. In the forepart of the prospectus, please disclose the aggregate consideration to be paid to acquire the Playa preferred shares that are outstanding including any amounts of accrued but unpaid dividends.

Questions and Answers, page 1

What interests do the Pace Initial Shareholders …?, page 8

3.   We note that you will reimburse your officers for out-of-pocket expenses if the business combination is approved. Please disclose the amount currently owed.

What will Playa shareholders receive in the Business Combination?, page 4

4.   We note your disclosure under this subheading and elsewhere that, "All Playa Preferred Shares, will lapse without conversion thereof and no cash or other consideration will be delivered … in exchange therefor." Please revise to discuss the Playa preferred share acquisition including any consideration to be paid for such shares.

Organizational Structure, page 21

5.   In the diagram on page 22, please disclose the percentage of ownership, to the extent possible, for each ownership group identified in Holdco immediately following the business combination.

Risk Factors, page 51

Pace is not required to obtain an opinion… page 86

6.   Please expand this risk factor to address, as applicable, conflicts of interest presented by the Pace board in determining the value of Playa versus an independent third party.

Consideration in the Business Combination, page 109

Consideration to Playa Shareholders in the Business Combination, page 110

7.   Please quantify, to the extent possible, the consideration to be paid to the Playa shareholders. Also revise the summary section accordingly.

Background of the Business Combination, page 113

8.   Please provide disclosure regarding the reason for pursuing the merger from Playa's perspective. Please refer to Item 4(a)(2) of Form S-4.

The Pace Board's Reasons for the Business Combination, page 118

9.   Please disclose the financial advisors and other advisors that the Pace Board consulted with to evaluate the transaction.

10.   Please discuss whether the Pace board of directors determined that the price Pace is paying for the business is fair to and in the best interest of Pace and its stockholders and the relevant factors that the board considered in making this determination or advice us why such disclosure is not necessary. Please refer to Item 4(a)(2) of Form S-4.

Satisfaction of 80% Test, page 121

11.   We note that Pace shareholders will hold 41.9% of Holdco upon completion of the business combination. Please disclose how the Pace shareholders' ownership percentage of Holdco following the business combination satisfies the 80% test.

12.   Please discuss in detail how the Pace Board determined the enterprise value of Playa.

Material Tax Considerations, page 130

13.   Please revise your disclosure to identify counsel who provided the opinions with respect to the tax consequences under Cayman Islands tax law and Dutch tax law or advise us why such revision is not necessary.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Unaudited pro forma condensed combined balance sheet adjustments, page 178

14.   Please tell us and disclose the calculations under adjustment (b) with respect to the pro forma adjustments and balances under scenarios 1 and 2 for Ordinary shares and Paid-in capital, including the exchange rate used. Additionally, provide the calculation for such amounts in conjunction with adjustment (h).

Note 3. Unaudited pro forma condensed combined statement of operations adjustments, page 179

15.   Please provide to us the calculation for adjustment (b) used to determine that the conversion of $50M of Playa preferred stock held by HI Holdings Playa into common stock of Playa prior to consummating the acquisition would increase total outstanding Playa common shares by 5 million given the calculation of the Hyatt Preferred Share Adjustment as defined in the proxy statement/ prospectus. We note Playa redeemed 4.227 million shares of preferred stock on October 4, 2016 using net proceeds of approximately $50.5 million from the issuance of Senior Notes due 2020.

Business of Holdco before the Business Combination, page 182

16.   We note that Mr. Fernandes das Neves and Mr. Siemssen currently serve as the directors
        of Holdco and will serve in that role until the business combination. Additionally, we
        note that these individuals are the signatories for the registration statement. Please
        provide the disclosure required by Item 401(e) of Regulation S-K or advise why such
        disclosure is not required. Additionally, please provide the signatures of your principal
        executive officer, principal financial officer and principal accounting officer. See
        Instruction 1 to the Signatures section of Form S-4.

Executive Compensation, page 225

17.   We note your disclosure on page 288 that following the business combination, Holdco
        intends to develop an executive compensation program that is consistent with Playa's
        existing compensation policies. In this section, please discuss how the specific forms of
        compensation are structured and implemented to reflect each named executive officer's
        individual performance including the elements of individual performance and/or
        contribution that are taken into account. See Item 402(b) of Regulation S-K and
        Compliance and Disclosure Interpretations, Regulation S-K, Item 217.12.

2017 Omnibus Incentive Plan, page 290

18.   We note your disclosure that the plan is filed as an exhibit to the registration statement;
        however, it does not appear to be listed in the exhibit list. Please file the document and
        revise the exhibit list accordingly or advise.

Consolidated Financial Information

Playa Hotels & Resorts B.V.

General

19.   We note you have not provided Schedule III – Real estate and accumulated depreciation
        for Playa as of December 31, 2015. Please tell us how you considered Item 17(b)(9) of
        Form S-4 in determining whether such schedule is required.

Exhibit 5.1

20.   We note that in assumption 4.3(a)(i) counsel assumes that the shares will have been
        validly authorized. Please note that this assumption appears to assume away the relevant
        issue. Please advise counsel to revise the opinion to remove such assumption. Please refer
        to Items II.B.1.a. and II.B.3.a. of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202) 551-3573 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Kyle C. Krpata, Esq. (*via e-mail*)